January 13, 2005
Mail Stop 0510
Green Plains Renewable Energy, Inc.
9635 Irvine Bay Court
Las Vegas, NV 89147
Attention: Barry A. Ellsworth
Re: 	Green Plains Renewable Energy, Inc.
Form S-1, filed December 16, 2004
File No. 333-121321
Dear Mr. Ellsworth:
      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise
additional
comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect
of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
Front Cover Page of Registration Statement
1. 	We note that you state that your SIC code number is 2869.  It appears from our records that your SIC code number is 2860.
Please
ensure that all future filings are filed under the correct SIC code
number.
2. Please provide the Rule 415 legend as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under
the Securities Act.
Front Cover Page of Prospectus
3. We note that you state that the expiration date of your
warrants
is December 31, 2007.  We further note that the form of warrant filed
as Exhibit 4.1 provides that the expiration date is December 31, 2006. Please reconcile.
4. 	Please clarify the conditions to completing your offering
here
and, as appropriate, elsewhere in your prospectus. In this regard, we note that the conditions listed on pages 2, 4, 5 and 30 and in the form of escrow agreement filed as Exhibit 99.2 are not consistent. For example, you state here that a condition is your receipt of a letter of commitment from a lending institution to fund the construction of your proposed plant, while on page 5 you state that the condition is your receipt of a binding written agreement with a lender to fund the construction of your proposed plant. A letter of commitment does not appear to be the equivalent of a binding agreement.
Prospectus Summary, page 1
5. The information in your summary is very detailed and lengthy and provides too much information for summary disclosure. Please revise your summary to provide only a brief overview of the most important aspects of your business and strategies and try to limit this information to no more than two pages. For instance, the diagram on page 3 is better suited for disclosure in your Business section.
The Company, page 1
6. Please revise the last sentence of this subsection to delete the reference to requesting additional information as all material information should be included in your prospectus. In addition, we encourage you to disclose your Internet address. See Item
101(e)(3)
of Regulation S-K.
The Ethanol Industry, page 1
7. Please identify the number of states that are currently phasing out or have banned the use of MTBE. In addition, please explain the basis for your statement here and on page 36 that other states may also ban MTBE.
8. We note your citation of the "Renewable Fuels Association."
Please advise us as to what materials or documents from this association you have relied upon and whether they are the most recent materials on the subject by the authors. With respect to these materials, please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have any of these materials been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you must either adopt the statements you attribute to them as your own or file signed and dated consents from each as exhibits to your registration statement.

Suitability of Investors, page 4
9. 	Please explain how you intend to establish a public market
for
your common stock once your offering is completed.
Escrow Procedures, page 5
10. 	We note that you state that you will return subscriptions
with
nominal interest. Please reconcile this statement with the disclosure on the front cover page of your prospectus and elsewhere
in your prospectus stating that you will retain all earnings on amounts held in the escrow account and that investments will be returned without interest.
Risk Factors, page 6
11. 	We note that this section includes 43 risk factors.  Several of
your risk factors do not appear to discuss material risks and should
be removed, relocated later in the filing or revised to address a specific material risk, as appropriate. For example, risk factors 13 and 14 discuss the risks if equity and debt financing are not received. We do not understand why these matters are material risks
as subscriptions will be refunded to investors if those conditions are not met. See also, for example and without limitation, risk factors seven, fifteen, eighteen, thirty-two, thirty-four, thirty-five, thirty-seven and forty-two. Please reconsider your risk factors and remove unnecessary risk factor disclosures.
12. 	We note that disclosure under many of your subheadings
repeats
risks described elsewhere in this section. See, for example and without limitation, risk factors ten, eighteen, nineteen, twenty-five, twenty-nine, thirty-one, thirty-nine, forty, forty-two and forty-three. Please revise your risk factors accordingly.
Risks Related to the Offering, page 6
13. Please add a risk factor discussing the risk arising from the possibility that you may not be able to collect on subscriptions from investors who paid by promissory note, which could result in a lack of funds to either complete the construction of your proposed plant or provide ongoing operating capital.
We may not be able to sell the minimum amount..., page 6
14. We note that there are conditions to completing your offering other than selling the minimum offering amount. Please revise this risk factor to address the risk associated with not satisfying all of the conditions to completing your offering.

The sale of the specified minimum is not designed to indicate..., page 6
15. Please quantify the percent of interest in your company that your
officers, directors and affiliates are expected to purchase in your
offering so that an investor may assess the magnitude of the risk. In addition, please expand your discussion to discuss the acquisition of shares in your offering by Fagen.
Risks Related to the Common Stock, page 6
The common stock will be diluted in value..., page 8
16. Please quantify the dilution so that an investor may assess the
magnitude of the risk.
Risk Related to Ethanol Production, page 14
Our ability to successfully operate is dependent on
availability...,
page 17
17. We note that you have indicated that natural gas prices are much
higher than the historical average price, for which you have assumed
for the project. Please briefly expand your disclosure to include quantitatively how this will likely impact your plan. Forward-Looking Statements, page 22
18. Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in
connection with an initial public offering.  Please either delete any
references to the Litigation Reform Act or make clear, each time you
refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.
Estimated Use of Proceeds, page 23
19. We note that you state in footnote (1) to your table that you estimate your offering expenses to be approximately $250,000.
Please
reconcile this statement with your disclosure under Item 25 on page
II-1.
20. 	Please expand your disclosure to define what you refer to as
"owner`s costs."
21. 	We note that you state that for purposes of your sources of
funds you have assumed that approximately $3.925 million will be obtained through tax incentive financing. Please add disclosure to
explain the effects under other assumptions. For example, explain the effect on your costs based upon raising the minimum and maximum
offering amounts and not including the tax incentive financing, unless you have already received notification that it has been approved, and assuming financing of the remainder from debt.
Please
also provide this disclosure on page 28.
Determination of Offering Price, page 25
22. We note that you have indicated here and on page 8 that your offering price was determined arbitrarily. Please provide to us an
analysis of all equity issuances since inception of your company. For each issuance:
* identify the parties, including any related parties;
* the nature of the consideration; and
* the fair value and your basis for determining the fair value. Please indicate whether the fair value was contemporaneous or retrospective. In addition, to the extent applicable, please reconcile the fair values you used for equity issuances to the fair
value indicated by the anticipated offering price.
Market Price of and Dividends on Common Equity and Related Stockholder Mattes, page 25
Shares Available for Future Sale, page 25
23. Please provide the quantitative information required by Item 201(a)(2) of Regulation S-K.
Dilution, page 26
24. 	Please revise your disclosure to indicate that the 550,000
shares were issued at an average price of $0.182.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Condition of Records, page 29
25. Please confirm to us that the outside accounting firm you use to maintain your books and records is not L.L. Bradford & Company, LLC.
Liquidity and Capital Resources, page 29
26. We note that you state that you expect to pay near the prime rate on your debt. Please discuss the basis for this statement.

Critical Accounting Policies, page 30
27. We note that you have not included stock-based compensation in your critical accounting policies. Based on our question asked below
under Stockholders` Equity regarding the fair value of your common stock, please reconsider including a disclosure regarding this in this subsection. Please also consider disclosing this in the summary
of significant policies in your notes to the financial statements. Business, page 31
28. Please disclose the basis for each of the following
statements:
* the estimates in the introductory paragraph to this section concerning the amount of ethanol, distillers dried grains and solubles, and carbon dioxide that will be produced, and the amount of
corn needed in your production process;
* the statement on page 32 that "approximately 90% of ethanol in the
United States today is produced from corn because corn produces large
quantities of carbohydrates that convert into glucose more easily than most other kinds of biomass;"
* the statement on page 33 that "tests have shown that a thermal oxidizer, which heats emissions, may destroy up to 99 percent of the
volatile organic carbon compounds in emissions that cause odor in the
drying process;"
* the estimate on page 34 concerning corn production in the area surrounding the Shenandoah site;
* the estimate on page 35 concerning the average price for corn in Iowa and the areas surrounding the Shenandoah site over the last ten
years;
* the statement on page 36 that "the competition, while
aggressive,
is not too severe;"
* the statement on page 36 that "the market potential for ethanol in
the Northeast is estimated at about 1 billion gallons annually;"
* the statement on page 36 that "these States are expected to consume
an additional 250 million gallons per year;"
* the statement on page 38 that "increasingly stricter EPA regulations are expected to increase the number of metropolitan areas
deemed in non-compliance with Clean Air Standards;"
* the statement on page 39 that you "expect to be able to purchase natural gas at a significant discount to the spot markets at any given time;" and
* the statement on page 44 that "demand for ethanol could increase from the current 3.3 billion gallons per year to 5 to 8 billion gallons per year in 2012."
Ethanol Markets, page 35
Regional Ethanol Markets, page 35
29. Please expand your discussion regarding letters of intent with regional buyers to clarify whether or not you currently have any letters of intent with any regional buyers.
National Ethanol Markets, page 36
30. We note that the data comprising the total ethanol consumption table was compiled as of 1999. Please either provide more recent data or delete this table.
General Demand, page 37
31. Please disclose the year as of which the data comprising the ethanol demand table was compiled.
32. Please disclose when the legislation concerning the methods in which fuel ethanol use may be required was introduced in Congress
and
the current status of that legislation.
Ethanol Pricing, page 37
33. Please disclose the year as of which the date comprising the market pricing of ethanol, gasoline and corn table was compiled. Project Location - Proximity to Markets, page 39
34. We note that you have identified two possible locations for your
proposed plant in Shenandoah. Please clarify the process by which you will acquire or lease the property. In this regard, we note that
you indicate that one location involves a 54-acre parcel of land owned by Shenandoah, but you do not indicate whether you will acquire
it or lease it, or whether you have an agreement regarding such sale
or lease. We further note that the agreements filed as Exhibits 10.1, 10.2 and 10.3 contain acreage descriptions that do not match your disclosure in this subsection. Please reconcile.
35. We note that you have two agreements with Alberta A. Bryan to purchase parcels of land for your proposed plant. Please discuss the
material terms of these agreements.  In addition, we note that each
agreement expires on June 30, 2005.  This expiration date is prior to
the latest date that you may complete your offering.  Please reconcile.
36. Please disclose any affiliation between Alberta A. Bryan and your
company, your officers, directors and affiliates, and Thien Farm
Management.
Utilities, page 39
Natural Gas, page 39
37. Please expand your disclosure to include when you anticipate the
feasibility study to be completed.
Our Primary Competition, page 41
38. Please revise to balance this discussion by disclosing your competition`s advantages over you and discussing how this affects your competitive position within your industry.
39. Please explain how your proximity to ample grain supplies at favorable prices gives you a competitive advantage when you have not
entered into agreements with any suppliers and there is no
guarantee
that these supplies will be available for you to purchase.
40. We note that your statements regarding aggregate ethanol production and the number of ethanol production facilities are not consistent with your table. Please reconcile.
41. We note that your table does not identify all ethanol
producers.
Please disclose which producers are not included and the basis for excluding them.
Operating Ethanol Plants in the State of Iowa, page 44
42. We note that your statement regarding the number of ethanol production facilities in the State of Iowa is not consistent with your table in the preceding subsection. Please reconcile.
Strategic Partners and Development Services, page 46
43. Please discuss any affiliation between Fagen, ICM, Phoenix
Bio-
Systems and RMT.  In addition, please discuss any affiliation between
these companies and your company or your officers, directors or affiliates.
The Construction of the Project -- Proposed Design-Build Contract,
page 47
44. 	Please provide the information required by Item 101(c)(iv) of
Regulation S-K.
Regulatory Permits, page 51
45. Please provide the information required by Item 101(c)(xii) of Regulation S-K.

Storm Water Discharge Permit and Storm Water Pollution..., page 51
46. We note that you have disclosed that you must obtain an Industrial Storm Water Discharge Permit from IDNR and this application must be filed 180 days prior to the commencement of construction. We further note that you have not yet applied for this
permit.  Please indicate if as a result you anticipate any delays in
the commencement of construction of your proposed plant. In this regard, we note your disclosure on page 32 regarding the anticipated
construction schedule.
Management, page 54
47. 	We note that in many cases you do not provide specific dates of
service (i.e., month and year for beginning and ending of service) with respect to the disclosures regarding business experience.
Please revise accordingly.
48. 	Please disclose the business experience of Mr. Nicholson
since
1999.
Certain Relationships and Related Party Transactions, page 56
49. 	We note that you expect Fagen to purchase a minority interest in
your company. Please provide the basis for this expectation and disclose the percent of interest in your company that Fagen is expected to purchase in your offering.
50. 	Please identify your promoters and provide the information
required by Item 404(d) of Regulation S-K.
51. Please expand your disclosure to include the information required
by Item 404(a) of Regulation S-K for all common stock issuances in which the amount involved exceeds $60,000 and the parties involved have a direct or indirect material interest.
Security Ownership of Certain Beneficial Owners and Management,
page
57
52. We note that your two introductory paragraphs repeat substantially the same information. Please consider consolidating this information into one paragraph.
53. We note that you state that your table shows stockholders that hold 10% or more of your shares of common stock. Please revise your disclosure to include any person or group who is known to be the beneficial owner of more than 5% of any class of your voting securities. See Item 403(a) of Regulation S-K.
54. Please expand your disclosure to describe any arrangements known to you which may at a subsequent date result in a change in control.
See Item 403(a) of Regulation S-K.

Description of Securities, page 58
Common Stock, page 59
55. Please disclose the information required by Item 202(a)(5) of
Regulation S-K.
Warrants, page 60
56. Please disclose the number of warrants that will be
outstanding
based on raising the minimum and maximum offering amounts. In addition, please disclose the circumstances under which you would lower the exercise price. Finally, please disclose whether you can
lower the exercise price for some but not all warrants.
Plan of Distribution, page 60
57. We note your disclosure on page 6 regarding your plan to limit your offering to certain states. Please disclose the states in which
you will offer your shares.
58. Please consider whether you will have an ongoing prospectus updating and delivery obligation until the promissory notes have been
paid in full.  Please advise us of your analysis on a supplemental basis.
The Offer, page 60
59. 	Please disclose whether the persons offering the securities
on
behalf of your company will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Exchange Act.
If
applicable, please provide an analysis of your basis for your reliance on this safe harbor.
60. Please disclose that the persons offering the securities on your
behalf may be deemed to be underwriters of this offering within the
meaning of that term as defined in Section 2(11) of the Securities
Act.
61. 	It appears that Fagen will be assisting you in obtaining
financing from potential investors and lenders. Please explain whether Fagen is registered as a broker-dealer under Section 15 of the Exchange Act. If not, please tell us how you intend to utilize
Fagen in this capacity and please explain supplementally why Fagen is
not required to be registered as a broker-dealer.
Method of Subscription, page 60
62. Please disclose whether investors will be permitted to revoke
a
subscription. In addition, please clarify what you mean by your ability to accept or reject a subscription "in part."
63. Please address the impact of repayment defaults on the
promissory
notes and disclose your plans in that event.
64. Please disclose the procedures for and timing of returning subscriptions in the event that any conditions to your offering are
not met or you reject an investor`s subscription. In addition, please clarify the timing of your decision to accept or reject a subscription. In this regard, we note that under the terms of your
subscription agreement the fact that you have deposited a subscription payment in escrow does not mean that you have accepted
the subscription.
65. We note that you may hold 80% of the minimum offering amount in
the form of promissory notes. If investors do not make timely payments on these notes and, therefore, the minimum offering amount
is not available in cash in the escrow account, please clarify whether the escrow will be released.
66. 	We note that your directors and officers and their principals may purchase common stock in your offering.  Please clarify
whether
other affiliates may purchase common stock in your offering.  In this
regard, we note your disclosure on page 6. In addition, please advise us as to who would be a "principal." Finally please disclose
whether there is any limit on the number of shares that your officers
and directors may purchase, whether these purchases will count towards the minimum offering amount and that your officers and directors will be purchasing for investment and not for resale.
67. 	Please describe the material terms of the escrow, including
the
return of subscriptions within the specific time period required by
Rule 10b-9 under the Exchange Act if the conditions to your
offering
are not met.
Subscription Period, page 61
68. Please disclose the circumstances under which you would expect to
extend the offering period and how you will notify investors of the
extension. In addition, we note that you state in this subsection and elsewhere in your prospectus that your offering will not extend
beyond November 29, 2005. We further note that the form of escrow agreement filed as Exhibit 99.2 contemplates an extension of the offering period beyond November 29, 2005. Please reconcile.
69. Please explain what you mean by "we reserve the right...to waive
conditions to the purchase of securities."
Summary of Promotional and Sales Material, page 61
70. 	We note that you have indicated that you may utilize sales
material in connection with your offering.  We remind you of the
Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

Legal Matters, page 62
71. Counsel must opine as to the legality of the warrants. Please revise accordingly.
Available Information, page 62
72. 	Please disclose the information required by Item 101(e)(2) of
Regulation S-K with respect to the Commission`s telephone number.
In
addition, please move the dealer prospectus delivery obligation disclosure to the back cover page of your prospectus. See Item 502(b) of Regulation S-K.
Financial Statements
2.  Other Current Assets, page F-7
73. Please tell us how you determined that the deposits represent operating activities, as opposed to investing activities, in your statement of cash flows.
3.  Stockholders` Equity, page F-7
74. Your disclosure on page 57 indicates that on July 1, 2004, you issued 350,000 shares to Barry A. Ellsworth for $50,000, or $0.14 per
share, and 200,000 shares to Dan E. Christensen for $50,000, or
$0.25
per share.  Please tell us how you determined the fair value for the
shares issued to Barry A. Ellsworth and Dan E. Christensen, such that
they were issued on the same day at different share prices.
75. Please expand your disclosure to clarify if any of the 142,000 shares of common stock issued between August and November 2004 were
issued to related parties.  If so, please describe the nature of the
transaction, state the number of shares issued and per share price,
and the compensation received.
Part II - Information Not Required in Prospectus, page II-1
76. 	We note that the item numbers listed in Part II of your
registration statement do not correspond to the requirements of
Form
S-1.  Please revise accordingly.
Item 24. Indemnification of Directors and Officers, page 11-1
77. 	Please describe with greater specificity your indemnification obligations, including the limitations imposed by the Iowa
Business
Corporation Act.
Item 25. Other Expenses of Issuance and Distribution, page 11-1
78. Please expand your disclosure to also include issuance and distribution expenses assuming the minimum number of shares are sold.
Item 26. Recent Sales of Unregistered Securities, page II-1
79. 	Please state briefly the facts upon which you relied to make the
exemption available with respect to each issuance.  See Item
701(d)
of Regulation S-K.
Item 27. Exhibits Index, page II-1
80. All agreements filed as exhibits should be signed. Please re-file Exhibit 99.2.
81. 	We note that you have entered into a letter of intent with
ICM,
Inc. Please file this letter of intent as an exhibit to your registration statement or explain why it has not been filed as an exhibit.
82. 	We note that you have entered into a contract with Mr. Marty
Ruikka of PRX - The ProExporters Network.  Please file this
contract
as an exhibit to your registration statement or explain why it has not been filed as an exhibit.
Exhibit 5.1
83. Please have counsel provide to us a written analysis as to the basis for its opinion that the shares will be "fully paid" when the
investors will only pay 20% of the offering price in cash and the remainder will be due to you pursuant to a promissory note.
84. 	We note that counsel must opine that the warrants are a
legal,
binding obligation of the registrant. In addition, we note that counsel may not limit its opinion to the Iowa Business Corporation Act as the warrants will be governed by state contract law.
Please
revise accordingly.
Exhibit 23.1
85. Please update L.L. Bradford & Company, LLC`s consent to
include
the filing number of the Form S-1.
Exhibit 99.1
86. Please remove the second representation in Section 7.
87. 	Please include a bold-faced legend stating that by executing the
subscription agreement the investor is not waiving any rights under
the federal securities laws, including the Securities Act of 1933
and
the Securities Exchange Act of 1934.
*			*			*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Meagan Caldwell at (202) 824-5578 or Rufus Decker at
(202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler at (202) 824-5612 or, in his absence, Jennifer Hardy at
(202) 942-2864 or the undersigned at (202) 942-1950 with any other questions.
Sincerely,
Pamela A. Long
Assistant Director
cc:	Eric L. Robinson, Esq.


??

??

??

??

Barry A. Ellsworth
Green Plains Renewable Energy, Inc.
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE